March 31, 2010

VIA EDGAR

United States Securities and Exchange Commission

Re:	Great Basin Gold Ltd. (the "Company")
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company's Form 40-F annual report for the year ended December 31, 2009, and any amendments thereto, (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2009.

On my own behalf and on behalf of S. Godden & Associates Ltd. (the "SGA"), I hereby consent to the use of my name and SGA’s name in connection with reference to my and SGA’s involvement in the preparation of the following technical report (the "Technical Report"):

  Revised Technical Report on the June 2009 Update of the Mineral Resource Estimate for Hollister Gold Mine dated October 30, 2009.

and to references to the Technical Report, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report.

I also consent to the use of my name and SGA’s name in connection with reference to my and SGA’s involvement in the preparation of the Technical Report and to references to the Technical Report, or portions thereof, and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Company’s Form F-10 Registration Statements, as amended, filed with the SEC under File No. 333-157767 and File No. 333-163021.

Yours truly,

S. Godden & Associates Ltd.

/s/ Stephen J. Godden
Stephen J. Godden., F.I.M.M.M., C. Eng.